Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TruePrep, Inc.
5340 CALZADA DEL BOSQUE
RANCHO SANTA FE, CA 92067
https://www.trueprep.ai/

Up to $1,234,980.00 in Non-Voting Common Stock at $15.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: TruePrep, Inc.
Address: 5340 CALZADA DEL BOSQUE, RANCHO SANTA FE, CA 92067
State of Incorporation: DE
Date Incorporated: August 25, 2023

Terms:

Equity

Offering Minimum: $15,000.00 | 1,000 shares of Non-Voting Common Stock
Offering Maximum: $1,234,980.00 | 82,332 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $15.00
Minimum Investment Amount (per investor): $300.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 7% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 8% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 9% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 50% Annual Plan Discount

Tier 2 Perk: Invest $5,000+ and receive Free Annual Plan + 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive Free Annual Plan for 2 years + 7% bonus shares

Tier 4 Perk: Invest $20,000+ and receive Free Annual Plan for 3 years + 8% bonus shares

Tier 5 Perk: Invest $50,000+ and receive Free Annual Plan for 5 years + 10% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Trueprep Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $15.00 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $1,500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

TruePrep, Inc ("the Company") was formed in Delaware on August 25, 2023. The Company plans to earn revenue using a SAAS platform leveraging AI technology to automate key accounting tasks for tax accountants. The Company's headquarters is in San Diego, CA. The Company's customers will be located only in the United States.

TruePrep, Inc. develops AI software to automate accounting tasks for small tax firms. The company's first product, TruePilot, is designed as a copilot for tax research and the application of tax laws to client data based on their tax returns.

Competitors and Industry

Competitors

TruePrep competes with several tax research and tax preparation platforms. For TruePilot, competitors include Capital IQ, BlueJay, CCH Answer Connect, and Tax GPT, which focus on tax research but lack client data evaluation. For tax projections, TruePrep faces competition from Holistiplan and TaxPlanIQ, though TruePrep's AI capabilities offer deeper plan insights and automated scenarios. In tax preparation, TruePrep competes with SurePrep, which was acquired by Thomson Reuters for $550 million. TruePrep differentiates itself with superior accuracy and a more user-friendly experience.

Industry

TruePrep targets the 1 million tax accountants and 272K+ financial advisors in the U.S., creating an addressable market of nearly $5 billion. The accounting and tax software industry is evolving rapidly with the adoption of AI-driven solutions. As regulatory requirements become more complex, tools that automate these processes, like TruePrep, are seeing increased demand. The market is also ripe for innovation, with tax professionals seeking more efficient ways to manage compliance and optimize tax strategies for their clients.

Current Stage and Roadmap

Current Stage

TruePrep is in its early stage of development. The company launched TruePilot in July 2024 and started billing customers in August 2024. TruePrep has already seen initial traction, with 80+ firms signed up for trials and customers just a few weeks into the launch.

Future Roadmap

TruePrep plans to continue enhancing TruePilot while launching new features, including tax projections in November 2024 and tax automation in January 2025. These features will build on the company's core offering, providing more comprehensive tools for tax professionals. TruePrep is committed to scaling its platform to serve more firms and expand

The Team

Officers and Directors

Name: David S Haase II

David S Haase II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO & Director
  Dates of Service: September, 2023 - Present
  Responsibilities: I am the founder and an owner and the director. No Salary

Other business experience in the past three years:

- Employer: Golden State Accounting
  Title: Partner
  Dates of Service: August, 2015 - Present
  Responsibilities: I was the managing partner and am still the owner of an accounting firm in the bay area. I spend about 10 hours a week managing the company.

Other business experience in the past three years:

- Employer: ChemDirect
  Title: President
  Dates of Service: October, 2021 - June, 2024
  Responsibilities: I have helped build a two-sided vertical marketplace startup that is aiming to disrupt the specialty chemical industry primarily serving labs.

Name: Gregory Alan Strelzoff

Gregory Alan Strelzoff's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO
  Dates of Service: February, 2024 - Present
  Responsibilities: Assist with growing the company, operations, security, sales and fund raising. No salary.

Name: Santosh Shah

Santosh Shah's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: October, 2023 - Present
  Responsibilities: Design, build and maintain best in class AI products to support Tax professionals and Financial Planners. Salary: 205,000

Other business experience in the past three years:

- Employer: Scope Inc
  Title: CTO
  Dates of Service: September, 2021 - October, 2023
  Responsibilities: Design, build and maintain marketplace for implementations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be

exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of

your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors.

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
TruePrep, Inc was formed on 8/25/2023. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. TruePrep, Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand

for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely

affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David S Haase II	484,000	Common Stock	48.0%
Santosh Shah	220,000	Common Stock	22.0%

The Company's Securities

The Company has authorized Common Stock, SAFE, Non-Voting Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 82,332 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 1,125,000 with a total of 1,000,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

There are no material rights associated with Common Stock.

SAFE

The security will convert into Preferred shares and the terms of the SAFE are outlined below:

Amount outstanding: $581,500.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Next fundraising round of preferred shares (MFN)

Material Rights

There are no material rights associated with SAFE.

Non-Voting Common Stock

The amount of security authorized is 100,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

SAFE

The security will convert into Preferred shares and the terms of the SAFE are outlined below:

Amount outstanding: $100,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $100,000.00
Conversion Trigger: Next fundraising round of preferred shares (MFN)

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of non-voting Common Stock of this offering, will not have voting rights in the Company. Even if you were to receive voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $681,500.00
  Use of proceeds: Software development (salaries)
  Date: August 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Founders shares
  Date: August 25, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We have about 2 months of cash but can also cut staff if needed and extend this to 4 months.

Foreseeable major expenses based on projections:

We anticipate that staff will be our major expenses based on our projections.

Future operational challenges:

As we scale, we anticipate challenges in managing a larger engineering team while maintaining product quality and development speed. Additionally, balancing rapid innovation with system stability will be key as we release new features. Ensuring strong team cohesion as we grow will also be an ongoing challenge.

Future challenges related to capital resources:

We will raise further venture rounds as we scale to support operations and may lose money for a few years while we try to scale rapidly.

Future milestones and events:

We anticipate after our crowdfunding raise we will have the capital needed to grow our staff and business.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 23, 2024, the Company has capital resources available in the form of a line of credit for $100,000 from David Haase, and $55,834.50 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support hiring and maintaining staff.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 3 months. This is based on a current monthly burn rate of $50,000 for expenses related to salaries and operating costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 18 months. This is based on a projected monthly burn rate of $55,000 for expenses related to salaries and operating expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises. We plan to seek a venture capital round within 6 months of this fundraising round.

Indebtedness

- Creditor: SAFE
  Amount Owed: $681,500.00
  Interest Rate: 0.0%
  Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2023 and July 31, 2024, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. As of December 31, 2023, the Company entered into 2 SAFE agreements totaling $100,000. As of July 31, 2024, the Company

entered into additional SAFE agreements totaling $403,435.22. In total, the Company received $503,435 through SAFEs from inception to July 31, 2024. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $8M – 10M.

- Creditor: David Haase
  Amount Owed: $100,000.00
  Interest Rate: 0.0%

Related Party Transactions

- Name of Person: David Haase
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: 100,000 line of credit from David Haase.
  Material Terms: The line of credit does not contain a set maturity date and is payable on demand.

Valuation

Pre-Money Valuation: $15,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The company has no preferred stock outstanding. The company has no options , or warrants outstanding or shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $681,500.00 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,234,980.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  70.0%
  We will use 70% of the funds raised for market and customer research, new product development (including salaries for software engineers developing new products) and market testing.

- Company Employment
  20.0%
  We will use 20% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing and Customer Support. Wages to be commensurate with training, experience and position.

- Working Capital
  2.5%
  We will use 2.5% of the funds for working capital to cover expenses for the initial launch and product expansion as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  1.0%

We will use 2% of the funds to market the crowdfunding campaign.

- StartEngine Service Fee
  1.0%
  StartEngine Service Fee

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.trueprep.ai/ (www.trueprep.ai/reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/trueprep-ai

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR TruePrep, Inc.

[See attached]



TruePrep, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception - July 31, 2024

Table of Contents



RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

---

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: TruePrep, Inc. Management

We have reviewed the accompanying financial statements of TruePrep, Inc (the Company) which comprise the statement of financial position as of inception and through July 31, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the year (December 31, 2023) and period (July 31, 2024) then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC | Sunrise, FL
September 30, 2024

TRUEPREP, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As at	
	July 31, 2024	December 31, 2023
ASSETS		
Current Assets:		
Cash and Cash Equivalents	6,647	186
Total Current Assets	**6,647**	**186**
Non-Current Assets:		
Research and Development	80,810	80,810
Total Non-Current Assets	**80,810**	**80,810**
TOTAL ASSETS	**87,457**	**80,996**
LIABILITIES AND EQUITY		
TOTAL LIABILITIES	-	-
EQUITY		
Common Stock	10	-
APIC	-	2,970
SAFE Notes	503,435	100,000
Accumulated Deficit	(415,988)	(21,974)
TOTAL EQUITY	**87,457**	**80,996**
TOTAL LIABILITIES AND EQUITY	**87,457**	**80,996**

TRUEPREP, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended	
	July 31, 2024	**December 31, 2023**
Revenues		
Revenue	1,108	-
COGS	-	-
Gross Profit (Loss)	**1,108**	**-**
Operating Expenses		
AI Costs	1,250	-
General and Administrative	11,061	436
Professional Fees	79,122	10,020
Payroll Expenses	303,684	11,518
Total Operating Expenses	**395,117**	**21,974**
Total Loss from Operations	**(394,009)**	**(21,974)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(394,009)**	**(21,974)**
Depreciation	-	-
Net Income (Loss)	**(394,009.10)**	**(21,974)**

TRUEPREP, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/23	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-
SAFE Notes	-	-	100,000	-	100,000
Additional Paid in Capital	-	-	2,970	-	2,970
Net income (loss)	-	-	-	(21,974)	(21,974)
Ending balance at 12/31/23	-	-	**102,970**	**(21,974)**	**80,996**
Issuance of Common Stock	1,000,000	10	-	-	10
SAFE Notes	-	-	403,435	-	403,435
Additional Paid in Capital	-	-	(2,970)	-	(2,970)
Net income (loss)	-	-	-	(394,014)	(394,014)
Ending balance at 07/31/24	**1,000,000**	**10**	**503,435**	**(415,988)**	**87,457**

TRUEPREP, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	As at	
	July 31, 2024	**Dec 31, 2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(394,009)	(21,974)
Adjustments to reconcile net income to net cash provided by operations:		
Net Cash provided by (used in) Operating Activities	(394,009)	(21,974)
INVESTING ACTIVITIES		
Research and Development	-	(80,810)
Net Cash provided by (used in) Investing Activities	-	(80,810)
FINANCING ACTIVITIES		
Common Stock	10	-
APIC	(2,970)	2,970
SAFE Notes	403,430	100,000
Net Cash provided by (used in) Financing Activities	400,470	102,970
Cash at the beginning of the period	186	-
Net cash increase (decrease) for the period	6,461	186
Cash at end of period	6,647	186

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

TruePrep, Inc ("the Company") was formed in Delaware on August 25, 2023. The Company plans to earn revenue using a SAAS platform leveraging AI technology to automate key accounting tasks for tax accountants. The Company's headquarters is in San Diego, CA. The Company's customers will be located only in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and July 31, 2024.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $186 and $6,647 in cash and cash equivalents as of December 31, 2023 and July 31, 2024, respectively.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenue through the sale of a monthly or annual subscription of their AI technology accounting and tax software SaaS tool. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one to six months and revenue is recognized over the life of the subscription as performance obligations are satisfied.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of bank charges, insurance and subscriptions.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS
The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2023 and July 31, 2024, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. As of December 31, 2023, the Company entered into 2 SAFE agreements totaling $100,000. As of July 31, 2024, the Company entered into additional SAFE agreements totaling $403,435.22. In total, the Company received $503,435 through SAFEs from inception to July 31, 2024. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $8M – 10M.

NOTE 6 – EQUITY

The Company has authorized 1,000,000 shares of common with a par value of $0.00001 stock and 10,000 shares of preferred stock with a par value of $0.001.

As of December 31, 2023 and July 31, 2024, 484,000 and 1,000,000 common shares, respectively, were issued and outstanding.

Voting: Common stockholders are entitled to one vote per share.

As of December 31, 2023 and July 31, 2024, 0 preferred shares were issued and outstanding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to July 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 30, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


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TruePrep.ai

AI-Driven Tax Automation for a New Era of Efficiency

$0 Raised

REASONS TO INVEST

TruePilot's proprietary AI engine processes client data in real time, allowing accountants to automate complex tax calculations, ensure compliance, and provide tailored advisory services with speed and accuracy.



seize a large share of this market.

We are led by a Stanford MBA with 10+ years of experience in the tax industry and a team of AI experts from Yahoo!, GE Healthcare, Iterable, and more.

TEAM



David S Haase II • Founder, CEO & Director

I love growing companies, and have spent 15+ years in nearly every function learning how to solve problems and bring great products to market. I've had roles in finance, business development, marketing and strategy at Eli Lilly, General Mills, and more ...

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Gregory Alan Strelzoff • COO

Greg Strelzoff is a seasoned entrepreneur with a proven track record of successful business exits. He achieved notable milestones in his career, including the sale of Cases Ladder to MySpace in 1997 and the strategic acquisition of ZeroLag ...

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Santosh Shah • Chief Technology Officer

Shah Santhosh is a dynamic professional with expertise in software engineering and project management. With a strong foundation in computer science, Shah excels in developing innovative solutions and leading teams to deliver projects on time. His ...

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THE PITCH





A.I. for Tax Accountants,
Built by Tax Accountants.
Get quick answers to questions on tax law research,
your client base, or a specific client's situation.
TruePrep.ai
TruePrep Test
Dashboard
TruePilot
Clients
Organization
Account
TruePilot
New Chat
File Uploader
How can I assist you today?
What are the rules for claiming a dependent over age 24?
Show me the tax summary for John Smith.
Find clients who have a Q3 estimated payment voucher.
Show the clients who filed in Washington and have capital gains.
Tax Year
2023

Our software aims to eliminate inefficiencies in tax research, preparation, and client management by offering real-time tax calculations and actionable insights based on client data. With 40 firms in trials and 15 paying customers, we believe that TruePilot can become the go-to solution for tax professionals. Upcoming features like tax projections and compliance automation can further enhance our platform, reducing manual work and increasing user value.

THE PROBLEM & OUR SOLUTION

From Manual to Automated: How TruePilot Transforms Tax Processes for Small Firms





TruePrep.ai
TruePilot
Organization
Clients
Settings
Individual - 1040
New Chat
File Uploader
what tax laws changed in wisconsin in 2023?
Logic executed for your request
Tax Year
2023
Answer Complex Tax Questions in Real Time
Create Tax Projections in Minutes
Pinpoint Clients Affected by Tax Changes

The tax industry is burdened by time-consuming and manual processes, especially as tax regulations become increasingly complex. Small tax firms often cannot keep up with the demands of tax law changes, leaving them with less time for high-value advisory services. Traditional tax software can provide tax research but cannot integrate it directly with client data or offer personalized tax solutions.

TruePilot is hoping to solve these problems by automating the entire process. Powered by AI, our software allows tax professionals to instantly calculate savings from decisions such as S Corp elections or retirement plan contributions. It also provides detailed projections and personalized advisory recommendations based on each client's unique tax situation. TruePilot’s advanced AI engine processes



data.

Our platform also enhances client management, allowing tax firms to search their database for clients who might benefit from new tax laws or need additional advisory services. For example, TruePilot can identify clients who should form an S Corp due to high self-employment income or recommend quarterly estimates to avoid penalties. These features allow tax professionals to scale their services while maintaining personalized, high-quality client interactions.



Unlock New Tax Advisory Revenue at the Speed of A.I.
Show clients with a loss on their Schedule
10-20%
Avg. increase in revenue per client
2+
Hours saved per day
99.95%
Accuracy rate of AI responses

The above statistics are estimations by the Company based on internally collected data.

THE MARKET & OUR TRACTION

TrustPilot Unveils New Features to Redefine Tax Industry in 2024

Addressing a Clear Market Gap

U.S. market opportunity

1 Million+
Tax accountants

100K+
Financial advisors

[Source](#)

The U.S. market alone represents a $4.73 billion opportunity[1]. With over 1 million tax accountants and 272K+ financial advisors needing advanced automation tools[2], TruePilot addresses a clear market gap. We believe we can capture a significant market share by transforming the tax industry with AI automation.

Gaining Significant Traction

Since launching in July 2024

40 Tax Firms
Onboarded

15 Tax Firms
Transitioning to paid subscription

10 Sessions
Logged weekly by each user


excellent user engagement, with each user logging approximately ten weekly sessions. Competitors like Capital IQ and Holistiplan provide tax research but do not integrate client data or offer the depth of automation that TruePilot does.

We are planning on launching projections in November and tax preparation automation in Q2 2025. These developments should help to solidify our position as a leader in tax automation, allowing tax professionals to remain competitive in an increasingly complex regulatory environment.

WHY INVEST

Transform Tax Advisory



stanky old data mining utility your tax software has? It's like that on steroids. With an A.I. jetpack."

Jason Staats, CPA



an admin for 50 dollars a month. I genuinely feel blessed to have found TruePrep."

Bonny Fenton, CPA



"I can access all my client data like never before. It used to take literal days to find clients affected by tax changes. With TruePilot, I love that I can easily download, review, edit, and send a response in minutes."

Susan Marie, CPA



These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

Our AI-powered platform has already demonstrated market demand, with 40 firms signed up for trials and 15 paying customers within two weeks of launch. As we prepare to introduce additional features, our


efficient future for the industry.

Get Equity
$15.00 Per Share

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	**VALUATION**
$300	$15M

ABOUT

HEADQUARTERS
**5340 CALZADA DEL BOSQUE
RANCHO SANTA FE, CA 92067**

WEBSITE
View Site ↗

We are an innovative tax technology company dedicated to revolutionizing tax preparation through AI automation. Our flagship product, TruePilot, launched in July 2024, automates tax research, tax calculations, and client-specific tax planning for small and mid-sized tax firms.

TERMS

Trueprep-ai

Overview

PRICE PER SHARE	VALUATION
$15	$15M

DEADLINE ⓘ	FUNDING GOAL ⓘ
Oct. 8, 2024 at 10:31 PM UTC	$15k - $1.23M

Breakdown

MIN INVESTMENT ⓘ	OFFERING TYPE
$300	Equity

MAX INVESTMENT ⓘ	ASSET TYPE
$1,234,980	Common Stock

MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
1,000	Non-Voting Common Stock

MAX NUMBER OF SHARES OFFERED
82,332



SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 7% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 8% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 9% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 50% Annual Plan Discount

Tier 2 Perk: Invest $5,000+ and receive Free Annual Plan + 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive Free Annual Plan for 2 years + 7% bonus shares

Tier 4 Perk: Invest $20,000+ and receive Free Annual Plan for 3 years + 8% bonus shares

Tier 5 Perk: Invest $50,000+ and receive Free Annual Plan for 5 years + 10% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Trueprep Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $15.00 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $1,500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.



offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

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Terms of Use   Privacy Policy   Disclaimer   Annual Reports   Form CRS   Reg. BI Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.


StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
TRUEPREP INC.

FIRST: The name of this corporation is TruePrep Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 651 N. Broad Street, Suite 201, in the City of Middletown, County of New Castle, 19709. The name of its registered agent at such address is United Stated Corporation Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**").

FOURTH: The total number of shares of stock which the Corporation is authorized to issue is 1,250,000. All shares shall be Common Stock par value $0.00001 per share of which 1,150,000 are designated as voting Common Stock ("**Voting Common Stock**") and 100,000 are designated as non-voting Common Stock ("**Non-Voting Common Stock**"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein and in the Corporation's Bylaws, dated September 1, 2023, and for all purposes under this Second Amended and Restated Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

FIFTH: The Corporation may only increase or decrease the total number of shares of Common Stock, or create a new class of stock, with the affirmative vote of (i) one hundred (100%) percent of the Board of Directors of the Corporation, plus (ii) the holders of at least a majority of the outstanding shares of Common Stock of the Corporation. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors are expressly authorized to adopt, amend or repeal the bylaws of the Corporation.

SIXTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of, or repeal of this Paragraph 6 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

SEVENTH: The Corporation reserves the right to amend this Second Amended and Restated Certificate of Incorporation in any manner permitted by the DGCL (and all rights and powers conferred upon stockholders, directors and officers herein are granted subject to this reservation) only with the affirmative vote of (i) one hundred (100%) percent of the Board of Directors of the Corporation, plus (ii) the holders of at least a majority of the outstanding shares of Common Stock of the Corporation.

EIGHTH: The Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Paragraph 8.

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be signed by its duly authorized officers on this 17th day of September, 2024.

TruePrep Inc.

By: _____

Name: David Haase
Title: President